Exhibit 99.4

Confidential

December 20, 2018

Via Electronic Mail

Board of Directors

HopTo, Inc.

6 Loudon Road, Suite 200

Concord, NH 03301

Re: M&A Credit Facility from Novelty Capital

Dear Members of the Board:

Novelty Capital, LLC pleased to provide this letter and term sheet attached in Annex 1 to HopTo, Inc. (the “Company”). We look forward to negotiating definitive documents with you.

Please do not hesitate to contact me at (804) 385-0853 or js@noveltycapital.com.

Sincerely yours,

Jonathon R. Skeels

Managing Partner

Novelty Capital, LLC

620 Newport Center, 11th Floor Newport Beach, CA 92662	1

Annex 1

HOPTO, INC.

SUMMARY OF TERMS

DECEMBER 20, 2018

Overview:	Novelty or one or more of its affiliated investment vehicles will provide the Company with a $5 million, 5-year term loan facility (the “Facility”). The Facility would be drawn to finance acquisitions by the Company and would include the following terms.

Facility Terms:	Loans would be issued at 100% of par, bearing an interest rate of 10% per annum if paid in cash, or 12% per year if paid “in-kind”, at the discretion of the Company. For the avoidance of doubt, the Facility would not provide for the issuance of any equity or equity-like securities or contain any other features that could reasonably be expected to impact the availability of the Company’s NOLs. The Company may repay, in whole or in part, any Loan at par value plus accrued and unpaid interest through the date of repayment.

Timing:	We would plan to focus on negotiating and finalizing definitive documents within two weeks. This letter is a letter of intent, not a binding agreement. We do not anticipate any other approvals or material conditions to closing other than those customary in a transaction of this type such as satisfactory definitive documentation.

Collateral:	The Facility would be secured by a first-perfected security interest in substantially all of the assets of the acquired business.

Positive Covenants:	Customary covenants, but no financial tests.

Negative Covenants:	Customary covenants, but no financial tests.

Conditions:	Customary covenants. The collateral must be satisfactory to Novelty in its sole discretion.

Events of Default:	Customary. Events of default will also include change of control transactions and events that could be expected to impair the NOLs.

Annex 1-1

Fees and Expenses:	Each party shall pay their own fees and expenses related to the transaction contemplated hereby; provided that if the transaction contemplated hereby closes, the Company shall pay all fees and expenses incurred by or on behalf of Novelty (including reasonable attorneys’ fees and expenses).

Disclosure:	None of the Company or Novelty will without the prior consent of the other parties, make any public comment or communication with respect to a transaction between the parties or the contents of this letter and specifically the purchase price offered herein, except as required by law and after consultation with the other parties. The timing and content of announcements concerning these matters shall be by mutual agreement.

Annex 1-2